ENDORSEMENT# 15

This endorsement, effective 12:01 am June 1, 2012  forms a part of policy number 01-857-89-98 issued to Bennett Group Financial Services LLC by Illinois National Insurance Company

POLICY PERIOD EXPANDED ENDORSEMENT

In consideration of the additional premium of $2,070, it is hereby understood and agreed that the Policy Period as set forth in the Declarations is deleted in its entirety and replaced with the following:

Policy Period:	From: June 1, 2011
To: June 30, 2012

It is further understood and agreed that the Limit of Liability for the expanded Policy Period set forth in this endorsement shall be part of, and not in addition to, the Limit of Liability stated in the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.
108313 (03/11)	END 15

ENDORSEMENT# 16

This endorsement, effective 12:01 am June 1, 2012 forms a part of policy number 01-857-89-98 issued to Bennett Group Financial Services LLC by Illinois National Insurance Company

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE

108313	03/11	POLICY PERIOD EXPANDED ENDORSEMENT

SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

(1/05)	END 016

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